Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

July 30, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal-Year ended December 31, 2009
Filed February 19, 2010
Form 10-Q for the Fiscal-Quarter ended March 31, 2010
File No. 001-00035

Dear Mr. Jaramillo:

We are responding to your comment letter dated July 2, 2010, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal-Year ended December 31, 2009

Financing Receivables, page 47

1.
We note from your response to prior comment 1 that you will provide additional disclosures in future filings about the impact of the factors you considered in determining your allowance for loan losses on Real Estate receivables. Please provide us a sample of your disclosures that incorporate the components of your response including a discussion of your methodology of estimating the allowance for loan losses for Real Estate receivables similar to the discussion on page 2 of your response letter.

Response:

In future filings, we will include disclosure in the Financing Receivables section of the MD&A discussion, along the following lines:

“We consider multiple factors in evaluating the adequacy of our allowance for losses on Real Estate financing receivables, including loan-to-value ratios, collateral values at the individual loan level, debt service coverage ratios, delinquency status, and economic factors including interest rate and real estate market forecasts. Individual loans are evaluated for impairment on a quarterly basis using a variety of impairment indicators. In addition to evaluating these factors, we deem a Real Estate loan to be impaired if its

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projected loan-to-value ratio at maturity is in excess of 100%, even if the loan is currently paying in accordance with its contractual terms. Specific reserves on impaired loans are measured based upon expected cash flows discounted at the loan’s effective interest rate or the fair value of the collateral as a practical expedient. After providing for specific incurred losses, we then determine an allowance for losses that have been incurred in the balance of the portfolio but cannot yet be identified to a specific loan. This estimate is based on historical and projected default rates and loss severity. For Real Estate, this includes converting economic indicators into real estate market indicators that are calibrated by market and asset class and which are used to project expected performance of the portfolio based on specific loan portfolio metrics.“

2.	Our response to comment# 2 has been incorporated into the response to comment #4.

3.
In future filings, please disclose the cause of the decline in the ratio of the allowance for losses as a percent of nonearning receivables in your CLL-Europe business. To the extent part of the cause of the decline was due to the acquisition of Interbanca S.p.A., please revise to quantify the allowance as a percent of nonearning receivables for the CLL-Europe business absent the acquisition of Interbanca S.p.A. and compare the ratio to prior periods and discuss the reasons for any trends. Present any other ratios affected by this acquisition in a similar manner and discuss any significant trends between periods.

Response:

We supplementally advise the Staff that the increase in nonearning receivables in our CLL-Europe business was primarily attributable to the January 2009 acquisition of Interbanca S.p.A. Approximately $0.3 billion of loans acquired with this transaction were placed on cost recovery and classified as nonearning in accordance with ASC 310-30-35 as we did not have a reasonable expectation about the timing and amount of cash flows expected to be collected. The loans acquired with Interbanca S.p.A. were recorded at fair value, which incorporates an estimate at the acquisition date of credit losses over their remaining life. As such, there was no allowance for losses carried over upon acquisition for these loans, causing the decline in the ratio of the allowance for losses as a percent of nonearning receivables from 83.5% at December 31, 2008 to 39.4% at December 31, 2009. The ratio of the allowance for losses to nonearning receivables, absent amounts related to the acquisition of Interbanca S.p.A., at March 31, 2010, compared to December 31, 2008, was flat. While this acquisition also affected CLL-Europe’s ratio of the allowance for losses to total financing receivables, it was not significant enough to separately disclose, as it did not have a material effect on trends.

In future filings, we will more fully explain the cause of the variance in the financing receivable ratios and provide additional data to the extent these ratios are significantly affected by future acquisitions in which loans are recognized as nonearning upon acquisition.

2 & 4.
We note your response to prior comment 1 where you provide an explanation as to the cause of the reduction in the allowance as a percent of total impaired loans for the real estate category. Please expand this explanation, as it is unclear why a change in reserve composition from general to specific would impact this ratio as it appears the ratio is calculated based on the total allowance (specific and general) to total impaired real estate loans. Furthermore, it is unclear why an increase in loans identified as impaired wouldn’t also necessitate a larger allowance.

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We note your disclosure on page 53 that the allowance for losses on your real estate receivables may continue to be adversely affected as the overall challenging economic environment continues to pressure underlying property values. We also note that for your individually impaired loans, the level of specific reserves to total impaired loans requiring an allowance has not changed that significantly over the periods. Please explain why higher additional reserves were not necessary for the remainder of the portfolio. Also, describe how you consider the impact of increased levels of nonearning receivables in your general allowance component and quantify the effect of any changes in assumptions related to this consideration.

Response:

To clarify our previous response, we meant to demonstrate that the total allowance for loan losses for our Real Estate business as a percent of total impaired loans declined in the first quarter of 2010 as our surveillance process had identified additional specific loans in the portfolio as impaired during that quarter, thus the denominator in the total allowance to impaired loans ratio increased. We also saw a migration in our reserves from general to specific during the first quarter 2010, as losses identified in the general reserving process were specifically identified in the portfolio and recorded under ASC 310-10-35. As a result, while our specific reserves increased during the first quarter, our general reserves declined.

Our specific reserve disclosures on page 51 of the Form 10-K represent specific reserves on the total GE Capital impaired loan population. The Real Estate specific reserves as a percentage of the Real Estate impaired loans have increased since December 31, 2008 as follows:

2008	2009				2010
December 31	March 31	June 30	September 30	December 31	March 31

8.4%	7.0%	10.2%	12.8%	15.6%	16.3%

The increase in Real Estate specific reserves as a percentage of Real Estate impaired loans since December 31, 2008 is consistent with the increases in both the allowance as a percent of total financing receivables and allowance as a percent of total impaired loans for the same period, and reflects the overall deterioration in commercial real estate values and cash flows that we disclosed on page 53 of our 2009 Form 10-K.

The increased levels of nonearning receivables are not a direct input into the general component of our reserves since nonearning receivables are classified as impaired loans and subject to specific reserve measurement.

5.
In addition, to the extent possible in future filings, please include quantitative measures of potential losses you expect for real estate loans and any increases in impairments in the Real Estate loan portfolio if the current economic conditions continue to persist in 2010. We note from page 48 of your Form 10-K filing that these conditions will likely result in higher losses as compared to 2009.

Response:

In our second quarter Form 10-Q filing, we have included disclosure along the following lines:

“In 2010, commercial real estate markets have continued to be under pressure, with limited market liquidity and challenging economic conditions. We have and continue to

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maintain an intense focus on operations and risk management; however, we continue to expect higher losses for Real Estate as compared with 2009. Loan loss reserves related to our Real Estate financing receivables are particularly sensitive to declines in underlying property values. Assuming global property values decline an incremental 1% or 5%, we estimate incremental loan loss reserves would be required of approximately $0.1 billion and $0.4 billion, respectively. Estimating the impact of global property values on loss performance across our portfolio depends on a number of factors, including macroeconomic conditions, property level operating performance, local market dynamics and individual borrower behavior. As a result, any sensitivity analyses or attempts to forecast potential losses carry a high degree of imprecision and are subject to change.”

6.
We note the June 7, 2010, Wall Street Journal article in which Mike Neal, Chief Executive Officer of GE Capital, is reported as saying that GE Capital intends to reduce its portfolio of Real Estate assets, including loans secured by commercial property, by approximately half. Please tell us and revise future filings to provide investors with a discussion of management’s plans for the Real Estate loan portfolio and related business, including a description how the reduction in the loan portfolio will be affected, the expected timing of the reduction and its expected impact on the financial statements and your liquidity, to the extent possible.

Response:

We supplementally advise the Staff that we have previously communicated to our investors our intent to reduce GE Capital’s exposure to commercial real estate over time. The June 7, 2010 Wall Street Journal article is based on comments Mr. Neal made at a June 4, 2010 analyst conference. At that conference, Mr. Neal clearly stated that his comments about the real estate business did not reflect firm plans and were more strategic in nature. His comments were intended to communicate to investors a broad framework in which to think about the future of the real estate business, subject to further revision. Mr. Neal's comments did not communicate the certainty and specificity suggested in the Wall Street Journal article.

Any decision regarding the future of the real estate business is subject to our strategic planning process, which was in process in June. Our annual strategic planning process (Growth Playbook) begins in late April and involves in-depth analysis in several areas: strategic trends, business performance, competitive positioning, economic outlook and technology investment, among others. In late June, each business engages in an in-depth discussion with GE Corporate and following those discussions, a Company Growth Playbook is produced which is discussed and debated in detail with the GE Board of Directors in late July.

Each year, following the finalization of our strategic planning process, we update and/or adjust the assumptions in all of our accounting models or forecasts to ensure they are internally consistent.

Consistent with our reduction in overall GE Capital ending net investment, it has been our intent following last year’s Growth Playbook process to reduce the size of our Real Estate financing receivables through collections in excess of origination. This continues to be the case and would have a limited impact on our liquidity.

To the extent we expect our plans to reduce GE Capital ending net investment or the Real Estate business will have a significant impact on our liquidity, recorded value of our assets or outlook for the business, we will incorporate additional disclosure into our future filings, as appropriate.

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7.
We note your response to prior comment 2 where you discuss the amount of credit card loans and other consumer loans which were modified and were not classified as troubled debt restructurings (TDRs) during 2009 and the first quarter of 2010. Please provide us with the following as it related to these loan modifications:

•	Describe the key features of these short-term modification programs, including a description of the significant terms modified and the typical length of each of the modified terms;
•	Explain in further detail how the terms are modified under the programs, yet you still expect to collect full contractual principal and interest on the loans;
•	Describe the scenarios where you would use these short-term loan modifications as opposed to the longer-term modifications made under your other modification programs;
•
Discuss the success rates of these short-term modification programs (as compared to the longer term modifications that are classified as TDRs), and provide a discussion of whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans;

•	Provide additional analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings; and
•
Tell us whether you believe you would obtain a materially different allowance if these loans were included in our ASC 310-10 (SFAS 114) impairment analysis as compared to your ASC 450-20 (SFAS 5) analysis.

Response:

In our response to prior comment 2, we advised the Staff that we utilize certain loan modification programs for borrowers experiencing financial difficulties in our consumer loan portfolio. These loan modification programs are primarily concentrated in our U.S. credit card and other consumer loan portfolios, primarily non-U.S. residential mortgages, credit cards and personal loans. We sold our U.S. residential mortgage business in 2007 and as such, do not participate in the U.S. government sponsored mortgage modification programs.

We use these short-term modification programs in situations in which the customer is experiencing a temporary cash flow shortfall (e.g., illness, temporary job loss, etc.) and currently unable to meet minimum monthly payments. As these programs are directed towards borrowers experiencing temporary financial difficulties, we expect the borrowers to continue to be able to meet their contractual obligations upon the conclusion of the short-term modification.

In the U.S., these credit card modification programs typically provide short-term interest rate reductions and payment deferrals to borrowers experiencing temporary financial difficulties. Under the interest rate reduction programs, no principal is forgiven and the current interest rate may be temporarily reduced by 25% to 50%, or to a minimum stated rate, for a period ranging from six to twelve months, during which time the borrower’s access to funding privileges is suspended. In some circumstances, the borrower must first bring the account current or make a minimum payment to qualify for the short-term reduced interest rate. Our payment deferral programs related to U.S. credit cards offer borrowers the ability to skip one monthly minimum payment, or in the case of closed-end accounts, defer one to three payments to the account’s original or extended maturity. The maturity dates of closed-end accounts may be extended up to twelve months. Under these programs, no principal is forgiven and interest on the outstanding amount continues to be assessed against the borrower.

Similarly, for the non-U.S. consumer loan programs, we typically provide short-term interest rate reductions and payment deferrals to borrowers experiencing temporary financial difficulties. Under these programs, we permit the borrower to skip up to three minimum monthly payments in

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exchange for bringing current the amount currently in arrears; allow past due amounts to be capitalized with increased payments required over a period not to extend beyond the original remaining maturity; extend the original maturity of the loan by the number of missed monthly payments, up to three months; or reduce the minimum monthly payments with the missed monthly payments spread across the original remaining maturity. In addition, for certain revolving accounts, we may temporarily reduce the interest rate for a period ranging from six to twelve months, during which time the borrower’s access to funding privileges is suspended.

Approximate re-default rates on consumer loans modified under the short-term programs during the periods below and which re-defaulted within that period are presented below.

January 1, 2009 - December 31, 2009	18%
January 1, 2010 - June 30, 2010	9%

Our experience indicates that a substantial majority of these short-term modifications are successful, as indicated by the percentages above. Of those accounts that have re-defaulted, our experience with respect to subsequent action (e.g., further long-term modifications) varies based on portfolio-type and the individual borrower, with a small percentage of the re-defaults entering longer-term modification programs.

Due to the temporary and short-term nature of these consumer loan modifications, they are not considered TDRs. In future filings, we will provide additional disclosure along the following lines regarding our short-term consumer loan modification programs:

“We utilize certain short-term loan modification programs for borrowers experiencing temporary financial difficulties in our consumer loan portfolio. These loan modification programs are primarily concentrated in our U.S. credit card and non-U.S. residential mortgage portfolios. We sold our U.S. residential mortgage business in 2007 and as such, do not participate in the U.S. government sponsored mortgage modification programs. During the six months ended June 30, 2010, we provided short-term modifications of approximately $1.3 billion of consumer loans for borrowers experiencing financial difficulties. This included approximately $0.8 billion of credit card loans in the United States (U.S.) and approximately $0.5 billion of other consumer loans primarily non-U.S. residential mortgages, credit cards and personal loans, which were not classified as TDRs. For these modified loans, we provided short-term (12 months or less) interest rate reductions and payment deferrals, which were not part of the terms of the original contract. During the six months ended June 30, 2010, approximately $0.1 billion of these modified loans redefaulted.”

At June 30, 2010, the allowance for losses related to our Consumer businesses totaled $5.2 billion. The allowance for loan losses related to the consumer loans included in the short-term modification programs is not materially different from that which would have been calculated had we applied the requirements of ASC 310-10 (SFAS 114). We believe that TDR classification is not appropriate for these short-term loan modifications given their temporary nature and the relative success rate of the programs; however, we will include additional disclosure on these programs as noted above.

8.
We note your response to prior comment 2 where you provide disclosure to be included in future filings regarding your loan modification programs. This proposed disclosure includes your policy regarding re-aging of receivables, and indicates that the loan would return to current status after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount. We also note that you have a significant

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amount of modified loans that redefaulted. In light of this fact, please tell us why you believe your re-aging process is appropriate and tell us whether you considered using a longer time period before re-aging the loan to current.

Response:

In our prior response to comment 2, we indicated that we modified approximately $3.3 billion of loans under our short-term consumer loan modification programs for the 15-month period ended March 31, 2010, of which $0.5 billion, or approximately 15%, redefaulted. Currently, we believe that our re-aging process is appropriate and is supported by the fact that a substantial majority of these modifications have been successful. Furthermore, our experience over this period indicates that about half of the modified loans that have re-defaulted are re-defaulting prior to being re-aged. Data related to re-default experience is considered in our overall reserve adequacy review and we believe that reserves would not be materially different had we not re-aged these accounts. We will continue to monitor our experience relative to re-defaults on consumer loans that were modified under these programs in 2009 and 2010 and if appropriate, revise our re-aging process.

9.
We note your proposed disclosure included in your response to prior comment 2. Further revise the disclosure to also include the information similar to the discussion in the second sentence of the second paragraph of your response related to your policy and your accounting for the allowance for loan losses on troubled debt restructuring finance receivables. Please provide us a copy of your proposed sample disclosure.

Response:

In addition to the prior proposed disclosure included in response 2 to our previous letter of June 11, 2010, we advise the Staff that in our second quarter 2010 Form 10-Q we will include disclosure along the following lines:

“Our loss mitigation strategy intends to minimize economic loss and, at times, can result in rate reductions, principal forgiveness, extensions, forbearance or other actions, which may cause the related loan to be classified as a troubled debt restructuring (TDR). Such loans are classified as impaired, and specific reserves are determined based upon the present value of expected future cash flows discounted at the loan’s original effective interest rate, or collateral value as a practical expedient in accordance with the requirements of ASC 310-10-35. As of June 30, 2010, TDRs included in impaired loans were $5.9 billion, primarily relating to Real Estate ($2.1 billion), Consumer ($1.9 billion) and CLL ($1.8 billion).”

10.
We note your disclosure on page 51 where you indicate that specific reserves are recorded for individually impaired loans to the extent you judge principal to be uncollectible. Please tell us how your policy is consistent with the guidance in ASC 310-10-35-16 which indicates that a loan is impaired when it is probable that both the contractual interest and the contractual principal payments of a loan will not be collected as scheduled in the loan agreement.

Response:

In future filings we will clarify that our accounting policy considers loans to be impaired when it is probable that we will be unable to collect all amounts due according to original contractual terms

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of the loan agreement as we state in Note 1 Summary of Significant Accounting Policies, on page 95 of our 2009 Form 10-K.

11.	We note your table on page 51 which provides information regarding loans classified as impaired and the amount of specific reserves related to those impaired loans. Please responds to the following:

•	Quantify your impaired loans as of March 31, 2010 and December 31, 2009 by the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);
•	Clearly explain how you determine whether a loan is collateral-dependent;
•
Describe your charge-off policy for collateral-dependent impaired loans. In this regard, clarify whether under your policy the difference between the recorded amount of a loan and the fair value of the underlying collateral would be charged-off against the allowance and the timing on when the charge-off would take place.

•	Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and
•
To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in the area the loans are located. As part of your response, please discuss any significant geographic concentrations.

Response:

Measurement of the impairment on our impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or collateral value as a practical expedient in accordance with ASC 310-10-35.

Our impaired loan balance at March 31, 2010, and December 31, 2009, classified by the method used to measure impairment was as follows:

	March 31, 2010	December 31, 2009

Method used to measure impairment
Discounted cash flow	$6,863	$7,020
Collateral value	7,468	5,866
Observable market price	–	–
Total	$14,331	$12,886

We determine whether a loan is collateral-dependent in accordance with ASC 310-10-35, which states that, a loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. We record reserves based upon the present value of expected future cash flows discounted at the loan's effective interest rate or collateral value as a practical expedient. For loans where we deem foreclosure to be probable, we record reserves based on collateral values. For Real Estate, reserves are based on a discounted cash flow methodology, except in situations where the loan is within 24 months of maturity or foreclosure is deemed probable, in which case reserves are based on the fair value of the underlying collateral. A substantial majority of our Real Estate impaired loans have specific reserves that are determined based on the fair value of the underlying collateral.

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Write-offs on impaired loans are based on amounts deemed uncollectible and are reviewed quarterly.  Write-offs on Real Estate loans are generally recorded upon the initiation of foreclosure or early settlement by the borrower, or in some cases, based on the passage of time depending on specific facts and circumstances. In CLL, loans are written-off when deemed uncollectible (e.g., when the borrower enters restructuring or collateral is to be liquidated). In Consumer, loans secured by residential real estate (both revolving and closed-end loans) are written down to the fair value of collateral, less costs to sell, no later than when they become 360 days past due.

At both March 31, 2010, and December 31, 2009, there were approximately $125 million of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct write-off.

At both March 31, 2010, and December 31, 2009, we had approximately $300 million of impaired real estate loans without a specific allowance that had not been written down to the fair value of the underlying collateral. Each of these loans has adequate projected cash flows to service the debt in accordance with the amended terms and foreclosure is not considered probable at maturity. Most of these loans are in the U.K.

12.
Please tell us, and consider revising your future filings to disclose if material, whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
•
Discuss the general terms of the new loans and how the A note and the B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rate.

•	Clarify whether the B note is immediately charged-off upon restructuring.
•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response:

We supplementally advise the Staff that in limited circumstances, our workout strategy may include restructuring an existing loan into multiple new loans when the underlying fundamentals of the debtor are considered strong enough to overcome their financial difficulties and we are attempting to maximize our recovery on the loan. We may also undertake these restructures as part of a larger bank group, wherein the bank group and the borrower work together to determine the best course of action. In these circumstances, a majority, or in some instances all, of the bank group members must approve the restructure.

Our troubled debt restructuring (TDR) balance of $5.9 billion at June 30, 2010, includes $538 million of loans that were restructured into multiple new loans, all of which were classified as TDRs. These restructured loans may include a senior note underwritten in accordance with our customary underwriting standards with a yield at least equal to or in excess of the original loan and a subordinated note, which frequently includes a bullet payment at maturity, including both principal and capitalized interest. Both the senior and subordinated notes typically have a maturity date beyond that of the original loan and other terms may include cross collateralization, principal

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collection, or forgiveness of original principal. Depending on the circumstances, we may record a full or partial allowance for the subordinated note upon the restructuring. At the time of restructure in 2009 or 2010, we had direct write-offs of an insignificant amount ($14 million) of the original principal on 3 loans.

TDRs are classified as impaired for the entire fiscal year in which the restructuring is performed and will continue to be classified as impaired in the following fiscal years, unless the restructuring agreement specifies an interest rate greater than or equal to the rate that we were willing to accept at the time of the restructure for a new loan with comparable risk characteristics and the loan is not impaired based on the terms specified by the restructuring agreement (ASC 310-40-50-2). Through June 30, 2010, none of these TDRs had been removed from impaired status.

We will continue to monitor the amount of commercial loan workouts whereby an existing loan was restructured into multiple new loans, and will include additional disclosure as necessary in future filings to the extent the amount is significant.

13.
Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial and industrial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantee. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;
•
In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how the review is performed;

•	How you evaluate the guarantor’s reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;
•
How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and
•
When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response:

We supplementally advise the Staff, that we have not extended loans at maturity where we did not consider the loan impaired due to the existence of a guarantee.

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14.
We note that your loan portfolio includes a significant amount of commercial lending and leasing and real estate loans. Given the relatively higher level of credit risk typically associated with these types of lending products, please tell us, and consider revising future filings to disclose the following information related to loans with interest reserves:

•	The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.
•	Your policy for recognizing interest income on these loans;
•	How you monitor the projects through their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;
•	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;
•	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and
•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

Response:

We supplementally advise the Staff that our Real Estate loan portfolio included $2.0 billion and $1.9 billion of loans with interest reserves, of which $0.2 billion and $0.4 billion were classified as nonearning at December 31, 2009 and March 31, 2010, respectively. Interest reserves of $31 million and $6 million were funded on these loans for the year ended December 31, 2009 and the first quarter ended March 31, 2010, respectively; capitalized interest at December 31, 2009 and March 31, 2010 was $73 million and $78 million, respectively.

As disclosed on page 49 of our 2009 Form 10-K, our Real Estate loan portfolio included $317 million of construction loans at December 31, 2009, the majority of which were acquired in a business combination in 2008, and represent projects still under development. These loan agreements contain interest reserve terms and conditions in which a portion of the advanced funds are required to be held in an interest reserve account to meet interest payment requirements. The remaining portion of our Real Estate loans with interest reserves related to developed properties, and in most instances related to the funding of renovations related to those properties.

Our Real Estate business underwrites and monitors these loans in a manner similar to its overall loan portfolio and interest income is accrued only when it is deemed reasonably assured of collection. There were no situations during the year ended December 31, 2009, or first quarter ended March 31, 2010, in which additional interest reserves were advanced to prevent a loan from defaulting or being classified as nonearning.

We have extended, renewed or restructured approximately $0.4 billion of these loans as of March 31,2010. The substantial majority of these restructured loans are classified as impaired.

15.
Please revise to disclose how often you update your estimate of collateral values on all non-earning and impaired loans. If this policy varies by loan type, please provide this disclosure by major loan portfolio. Describe the process by which you estimate the value of collateral and disclose how often you obtain updated appraisals for these loans. Describe any adjustments you may make to appraised or estimated values of collateral, including those made as a result of outdated appraisals or estimates.

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Response:

We supplementally advise the Staff, that our $14.3 billion impaired loan portfolio at March 31, 2010 consists primarily of loans in our Real Estate ($7.5 billion) and CLL ($4.7 billion) businesses. In future filings, we will provide further disclosure about our collateral valuation process along the following lines:

“Collateral values of our Real Estate loans are determined based upon internal cash flow estimates discounted at an appropriate interest rate and corroborated by external appraisals, as appropriate. These cash flow estimates are based on current market estimates that reflect current and projected lease profiles and available industry information about capitalization rates and expected trends in rental and occupancy. Collateral valuations are updated at least semi-annually, or more frequently for higher risk loans.

We review collateral values for collateral dependent impaired loans in CLL quarterly. These collateral values are primarily derived internally and are based on observed sales transactions for similar assets (e.g., corporate aircraft and equipment). In other instances, for example, collateral types for which we do not have comparable observed sales transaction data (e.g., franchise-related assets), collateral values are developed internally and corroborated by external appraisal information. Adjustments to third party valuations may be performed in circumstances where market comparables are not specific to the attributes of the specific collateral or appraisal information may not be reflective of current market conditions due to the passage of time and the occurrence of market events since receipt of the information.”

Real Estate, page 53

16.
We see the disclosure regarding your investment in foreclosed commercial real estate properties of $.8 billion and 82 properties here and on page 52 of your Form 10-Q for the fiscal quarter ended March 31, 2010 of $.7 billion and 115 properties. Please confirm whether these are your total amounts of foreclosed real estate investments for each respective period. Describe for us in greater detail your accounting policy and valuation methodology for investments in foreclosed real estate. Tell us your general plan for the foreclosed real estate by property type, including whether you intend to sell or hold the foreclosed real estate investments and the actions you take with respect to the properties if they are held for investment. Also, clarify the classification of all of the foreclosed real estate investments, whether as held-for-sale or as held-and-used, and your rationale for supporting that classification at December 31, 2009 and March 31, 2010. Please quantify the amounts recorded in your financial statements at December 31, 2009 and March 31, 2010 for each category classification. Finally, to the extent that you have sold any of your foreclosed real estate properties, please tell us whether you have generally had gains or losses on the properties at the time of disposition.

Response:

We advise the Staff that the amounts of foreclosed real estate investments disclosed on page 53 and 52 of our Form 10-K and Form 10-Q, respectively, represent the total balance held of foreclosed real estate investments in our Real Estate business at the end of each reporting period. This does not reflect activity during the period.

Our accounting policy and valuation methodology for investments in foreclosed real estate is consistent with those of our broader Real Estate investment portfolio described in the Critical

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Accounting Estimates – Real Estate section of our 2009 Form 10-K and discussed in our response to prior comment 3. Foreclosed real estate assets are initially recorded at the lower of the net investment in the related financing receivable or the internally-generated estimate of fair value of the property less costs to sell, if classified as held for sale. For each foreclosed property, we corroborate our internally-generated estimate of fair value with external appraisals or broker opinions of value (for small balance assets) obtained at the time of foreclosure.

Upon foreclosure, the asset is evaluated for held-for-sale classification in accordance with ASC 360-10-45-12. If the ASC 360-10-45-12 criteria are not met, the asset is classified as held-and-used and tested quarterly for impairment in accordance with ASC 360-10-35. We estimate cash flows for purposes of impairment testing based on our estimated holding period for the asset, which is determined based on our view of the current and future market conditions with regards to the expected timing of a potential sale and our ability for value creation within the asset. We evaluate each of our foreclosed properties each quarter to determine whether or not they meet the held-for-sale criteria and require reclassification. Due to the continued lack of liquidity in the real estate market it is highly unusual for us to be able to assert that a sale of foreclosed real estate is probable within one year and that changes to a plan of sale are unlikely (ASC 360-10-45 –9 d and f). As such, classification of foreclosed properties as held for sale has been infrequent. As of December 31, 2009 and March 31, 2010, substantially all of our foreclosed commercial real estate was classified as held-and-used.

In 2009 and the first quarter of 2010, we sold seven foreclosed real estate properties with a carrying value of $181 million. Gain (loss) on the sale of foreclosed real estate in 2009 and the first quarter of 2010 totaled ($7) million and $4 million, respectively.

Real Estate, page 68

17.	We note your response to prior comment 3. Please respond to the following:

•
Quantify for us the amount by which the undiscounted cash flows for the real estate investments are in excess of the carrying value on an aggregate basis as well as by region or country as of the dates of your impairment tests in the quarters ended December 31, 2009 and March 31, 2010.

•
To the extent possible, provide a distribution of the range of percentages by which the undiscounted cash flows for your real estate investments exceeded the carrying values at these dates (e.g., real estate investments with a carrying value of $X million and representing X% of the portfolio reflected undiscounted cash flows that exceeded their carrying value by 0%-5%, real estate investments with a carrying value of $X million and representing X% of the portfolio reflected undiscounted cash flows that exceeded their carrying value by 5%-15%, etc.).

•	Identify for us the range of percentages that you consider to be at risk for possible future impairments in the real estate properties.

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Response:

As of March 31, 2010 and December 31, 2009, the undiscounted cash flows associated with owned real estate subject to the ASC 360-10-35 impairment test exceeded carrying value by approximately $11.0 billion and $10.6 billion, respectively. The excess cash flows were distributed across regions as follows:

	March 31, 2010	December 31, 2009

Americas	39.1%	38.4%
Asia	15.6%	15.3%
Europe	45.3%	46.3%

The distribution of ranges by which undiscounted cash flows exceeded carrying values were as follows:

($ in billions) % by which undiscounted cash flows exceeded carrying value	Carrying Value March 31, 2010	Carrying Value December 31, 2009

0-5%	$2.5	$2.3
5-20%	7.3	8.3
20-50%	9.2	9.8
+50%	8.3	7.9

Based on our historical experience with ASC 360-10-35, assets with an excess of undiscounted cash flows over carrying value in the range of 0 to 5% are at most risk for future impairment.

In future filings, we will include disclosure of real estate at risk for impairment along the following lines:

“Based on our historical experience, Real Estate investments with undiscounted cash flows in excess of carrying value of 0 to 5% are at most risk of impairment. Real Estate investments in this category at June 30, 2010 had a carrying value of $2.2 billion and an associated unrealized loss of approximately $0.7 billion. Continued deterioration in economic and market conditions may result in further impairments being recognized.”

18.
In regards to the June 7, 2010 Wall Street Journal article which discusses management’s plan to reduce its real estate investments and to shift the composition of its portfolio away from ownership stakes.

•
Please describe to us how management’s plan for the real estate business impacted the impairment analysis for the long-lived real estate assets in the first fiscal quarter ended March 31, 2010, including its impact on the expected undiscounted cash flows.

•
In the event that management’s plan had no impact on the real estate impairment testing in the first fiscal quarter ended March 31, 2010, tell us why and explain when the plan was determined and why the expected undiscounted cash flows were not impacted.

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•
Tell us the impact that management’s plan to reduce the real estate assets will have on your impairment analysis in future periods, especially the quarter ended June 30, 2010, and discuss the expected impact on the financial statements and liquidity.

Response

In addition to our response to earlier comment #6, we advise the Staff that with respect to our real estate investments, we prepare property-level business plans for each of our holdings. Each business plan has an expected hold period, which is individually incorporated into our estimates of undiscounted cash flows used in our ASC 360-10-35 impairment tests.

These hold periods are consistently used for business plans, financial forecasting and other strategic considerations of the business.

As of March 31, 2010, we used the most recently updated business plan hold periods to evaluate recoverability. The current hold periods established for our equity assets follow last year’s strategic planning and are consistent with a desire to reduce the overall asset exposure of Real Estate over time.

Following the finalization of our strategic planning process with the GE Board in late July and as is normal course, we will update and/or adjust assumptions in each of our property-level impairment analyses. We do not expect this update to have a significant impact on our assumptions or a future impact on our liquidity.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Exhibit 99(a)

19.
We note that the revised disclose you propose to include in future filings in response to our prior comments 5, 11 and 12 states that ENI is a “better” indicator of the capital required to fund the business. The disclosure appears to suggest that the non-GAAP measure is a better measure than the comparable GAAP measure and appears to give greater prominence to the non-GAAP measure. Tell us how this presentation is consistent with Item 10(e)(l)(i)(A) of Regulation S-K or revise your proposed disclosure to use language that does not give greater prominence to the non-GAAP measure presented (e.g., remove the word better) as compared to the most directly comparable GAAP measure. Provide us a sample of your proposed revised disclosure.

Response:

The Company will revise its disclosure in future filings along the following lines:

“We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Further, in order to present investors with a measure that more directly reflects the effects of operating activities on a more comparable basis, we present the GE Capital ENI excluding the effects of currency exchange rate changes from the prior period. Providing

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this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.”

Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-373-2444.

GENERAL ELECTRIC COMPANY

Jamie S. Miller
Vice President – Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel
W. J. O’Mara, Partner, KPMG LLP

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